March 22, 2010

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First American Financial Corporation
Registration Statement on Form 10-12B/A
Filed February 12, 2010
File No. 001-34580

Dear Mr. Riedler:

This letter responds to your letter, dated March 1, 2010, regarding Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10”) of First American Financial Corporation (the “Company”) filed on February 12, 2010. The Company has filed Amendment No. 2 to the Form 10 (“Amendment No. 2”) today by electronic submission. Each of your comments is set forth below, followed by our corresponding response. Page references in our responses are to the revised information statement filed as
Exhibit 99(a) to Amendment No. 2, unless otherwise noted.

Form 10-12B filed February 12, 2010

General

Comment 1

We note the copies of promissory notes filed as exhibits to the Form 10 in response to our prior comment 1. The total of the notes appears to amount to $216,970,705 rather than $192,900,000, as described on page F-48 of the filing. Please explain the discrepancy between the notes filed and the amount stated in the filing.

Response 1

The total face amount of $216,970,705 represents the initial principal amounts that were outstanding at the time of the issuance of the notes. Payments have been made since the issuance of the notes and the $192.9 million reflects the collective balance as of December 31, 2008.

Mr. Jeffrey P. Riedler

March 22, 2010

Exhibit 99(a) Information Statement

General

Comment 2

We note your response to our prior comment 6. Please provide a more detailed analysis regarding your belief that the stockholders who will receive cash in lieu of fractional shares will not be giving up value, as discussed in Staff Legal Bulletin 4.

Response 2

Staff Legal Bulletin 4 paragraph B.2. provides that a spin-off is not pro rata if the “shareholders’ relative interests change and some shareholders give up value for the spun-off shares.” We believe that the cash out of fractional shares is consistent with the requirements of Staff Legal Bulletin 4. All shareholders will be receiving equivalent value in connection with the transaction and none will give up value for the spun-off shares. While cashing out fractional shares means that some shareholders will be receiving a small portion of that value in the form of cash, that cash amount will not exceed the value of a single share. We note that, though addressed in a different context, cashing out fractional shares is contemplated by Staff Legal Bulletin 4 in paragraph 6. We note also that it is the method commonly used in spin-offs for dealing with fractional shares, and the alternative would be to permit shareholders to purchase the remaining fraction of a share, which, we believe, would be less consistent with Staff Legal Bulletin 4.

Comment 3

We note your response to our prior comment 7. Please revise your disclosure to characterize the following statements as statements of belief rather than fact:

•	“Over the last decade we have been both an industry and a marketplace leader in global production.” (Page 2); and

•

“Over the past 20 years we have led the industry in expanding our product offerings to other nations, in some cases establishing a market in countries where no market had previously existed.” (Page 4).

Response 3

We have revised the disclosure to characterize these statements as statements of belief. See pages 3, 4, 78 and 79 of Amendment No. 2.

Mr. Jeffrey P. Riedler

March 22, 2010

Comment 4

Please update your financial information and related disclosures to include the year ended December 31, 2009 as required by Rule 3-12 of Regulation S-X.

Response 4

The financial information has been updated in Amendment No. 2 to include the year ended December 31, 2009.

Risk Factors, page 11

“A downgrade by ratings agencies, reductions in statutory surplus maintained by our title insurance underwriters or a deterioration in other measures of financial strength may negatively affect FinCo’s results of operations and competitive position.” page 12

Comment 5

We note your response to our prior comment 9 and advise you that we disagree with your conclusion. Please revise your disclosure regarding the above listed risk factor to include the current ratings of your title insurance operations as issued by each of the major ratings agencies.

Response 5

We have revised our disclosure to include the current ratings of our principal title insurance operations as issued by each of the major ratings agencies. See page 12 of Amendment No. 2.

Comment 6

We note your response to our prior comment 10 and advise you that we believe the inclusion of the company’s current statutory surplus as compared to the minimum amount required by the State of California is illustrative to investors in understanding the level of risk described. Please revise your disclosure to include a discussion comparing the current statutory surplus maintained by your title insurance underwriters to the current level of statutory surplus they are required to maintain.

Mr. Jeffrey P. Riedler

March 22, 2010

Response 6

We have revised our disclosure to include a comparison of the current statutory surplus maintained by our principal title insurance underwriter to the current level of statutory surplus it is required to maintain. See page 12 of Amendment No. 2.

Special Note About Forward-Looking Statements, page 21

Comment 7

We note your response to our prior comment 20 and we reissue the comment. Please eliminate all references to the safe-harbor afforded by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 from this section of the filing.

Response 7

As compliance with Staff Legal Bulletin 4 permits the spun entity to benefit from the reporting history of the parent company, we believe that the Company will be eligible to use the statutory safe harbor as it is not an initial public offering, as that term is defined by the Commission. See Section 21E (b)(2)(D) of the Exchange Act; Staff Legal Bulletin 4 paragraph B.9. As such, respectfully, we ask the Staff not object to the reference in the Form 10.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

Unaudited Pro Forma Combined Income Statement, page 48

Comment 8

Refer to your response to our comment 25. Please disclose what the transitions services agreement and commercial agreements with First American specifically relate to and indicate that you have not included any amounts related to the agreements in the pro-forma financial statements and why.

Response 8

Pages 45-46 of Amendment No. 2 have been revised to provide additional disclosure surrounding the nature of the transitions services agreement and commercial agreements as well as the basis for our conclusion that no adjustment to the unaudited pro forma condensed combined financial statements is required.

Mr. Jeffrey P. Riedler

March 22, 2010

Comment 9

Refer to your response to our comment 26. Page F-51 states that First American Financial Corporation maintained a reserve for lawsuits totaling $65.7 million at December 31, 2008. You disclose that each of FinCo and InfoCo will assume 50% of certain contingent and other corporate liabilities of First American, which include certain legal contingencies and actions. Please revise the pro forma financial statements accordingly or address the following:

•	tell us why a revision is not necessary,

•	disclose what “certain contingent and other corporate liabilities of First American” relate to, and

•	disclose how this amount will be determined.

Response 9

The $65.7 million of reserves for litigation reflected in our combined financial statements as of December 31, 2008 (which is now $18.1 million as of December 31, 2009) relates to litigation specific to FinCo, none of which is subject to the 50/50 liability sharing arrangement with InfoCo. The litigation to be shared 50/50 consists of other cases that were not attributable to either the FinCo or the InfoCo businesses; for example, these relate to litigation primarily involving facts pertaining to the parent company, First American, as well as specified litigation involving both the FinCo and the InfoCo businesses. In addition, the 50/50 liability sharing arrangement applies to lawsuits and other contingent liabilities which are not currently known, but which may arise after the separation, to the extent that they are not fully attributable to either the FinCo businesses or the InfoCo businesses.

Page 45 of Amendment No. 2 has been revised to provide a more detailed discussion surrounding the basis for our conclusion that no adjustment to the unaudited pro forma condensed combined financial statements is required, the nature of the known, specified contingent and other corporate liabilities of First American subject to the 50/50 arrangement, and the manner in which reserve balances with respect thereto, if any, will be established going forward.

Business, page 82

Comment 10

We note your response to our prior comment 34. Please disclose the basis for your conclusion that you are the second largest provider of title insurance in the United States.

Mr. Jeffrey P. Riedler

March 22, 2010

Response 10

We have disclosed the basis for our statement that we are the second largest provider of title insurance in the United States. See page 83 of Amendment No. 2.

Compensation Discussion and Analysis, page 104

Comment 11

We note your response to our prior comment 42. Please further revise your disclosure to state why the committee deemed that the temporary reduction in Mr. Gilmore’s salary was “no longer necessary.”

Response 11

We have disclosed the reason why Mr. Gilmore’s temporary salary reduction was no longer necessary. See page 103 of Amendment No. 2.

Comment 12

We note your response to our prior comment 43 and the newly added disclosure on page 107; however, we ask that you please further revise your disclosure to quantify the ISG specified financial measurements, not just the level of achievement of each measurement, as discussed on page 107.

Response 12

The 2008 CD&A included in the prior filing has been updated with a 2009 CD&A in Amendment No. 2. The ISG financial measures utilized with respect to 2009 are included on page 105 of Amendment No. 2.

Comment 13

We note your response to our prior comment 45 and we reissue the comment. Please revise your disclosure to identify the names of the specific compensation surveys relied on by the committee, as discussed on page 112.

Mr. Jeffrey P. Riedler

March 22, 2010

Response 13

We have revised our disclosure to identify the names of the specific compensation surveys relied on by the committee. See page 111 of Amendment No. 2.

Notes to Combined Financial Statements

Note 4. Debt and Equity Securities, page F-72

Comment 14

Refer to your response to our comments 52 and 53. It does not appear that all of the required disclosures for ASC Topic 320-10-50 were provided. Please address the following:

•

disclose and quantify, by major security type, the methodology and significant inputs used to measure the amount related to the credit loss. Examples of significant inputs include, but are not limited to, performance indicators of the underlying assets in the security (including default rates, delinquency rates, and percentage of nonperforming assets), loan to collateral value ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, and credit ratings.

•	disclose all of the following by major security type as of each date for which a statement of financial position is presented:

a. Amortized cost basis

aa. Aggregate fair value

aaa. Total other-than-temporary impairment recognized in accumulated other comprehensive income

b. Total gains for securities with net gains in accumulated other comprehensive income

c. Total losses for securities with net losses in accumulated other comprehensive income

d. Information about the contractual maturities of those securities as of the date of the most recent statement of financial position presented.

Mr. Jeffrey P. Riedler

March 22, 2010

•	disclose a tabular rollforward of the amount related to credit losses recognized in earnings in accordance with paragraph 320-10-35-34D which shall include at a minimum, all of the following:

a. The beginning balance of the amount related to credit losses on debt securities held by the entity at the beginning of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income

b. Additions for the amount related to the credit loss for which an other-than-temporary impairment was not previously recognized

c. Reductions for securities sold during the period (realized)

d. Reductions for securities for which the amount previously recognized in other comprehensive income was recognized in earnings because the entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis

e. If the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, additional increases to the amount related to the credit loss for which an other-than-temporary impairment was previously recognized

f. Reductions for increases in cash flows expected to be collected that are recognized over the remaining life of the security.

g. The ending balance of the amount related to credit losses on debt securities held by the entity at the end of the period for which a portion of an other-than-temporary impairment was recognized in other comprehensive income.

In addition, we noted your revised disclosure in Management’s Discussion and Analysis. The general note to ASC Topic 320-10-50 states that the disclosures are to be provided in the notes to financial statements. Please revise accordingly.

Response 14

We have revised Note 3 to the combined financial statements to ensure all disclosures required by ASC Topic 320-10-50 have been provided. In addition, we included the revised Management’s Discussion and Analysis disclosure that you noted in Note 3 to the combined financial statements. See Note 3 to our combined financial statements commencing on page F-25 of Amendment No. 2.

Mr. Jeffrey P. Riedler

March 22, 2010

Comment 15

Separately present in the Condensed Combined Statements of Comprehensive Income (Loss) on page F-64 amounts recognized related to your available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in earnings. Refer to paragraph 37 of FSP FAS 115-2.

Response 15

We have revised our Combined Statements of Comprehensive Income (Loss) to separately present the amount recognized related to our available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in earnings. See our Combined Statements of Comprehensive Income (Loss) on page F-5 of Amendment No. 2.

Comment 16

Refer to your response to our comment 54. We are reissuing our comment as it did not appear to be addressed in the filing. Provide the disclosure required by ASC Topic 320-10-50-6b regarding the information that you considered in reaching the conclusion that the $49 million of unrealized losses on non-agency mortgage-backed and asset-backed securities should not be recognized in earnings at September 30, 2009. Individually significant unrealized losses should not be aggregated.

Response 16

We have revised our disclosure to identify the information that we considered in reaching the conclusion that the unrealized losses on non-agency mortgage-backed and asset-backed securities should not be recognized in earnings at December 31, 2009. See Pages F-29 - F-31 Amendment No. 2.

Mr. Jeffrey P. Riedler

March 22, 2010

If you should have any questions or further comments with respect to the Form 10, please direct them to Jeff Robinson at (714) 250-3787. Facsimile transmissions may be sent to (714) 250-3325.

Very truly yours,

/S/ MAX O. VALDES
Max O. Valdes

cc:	Sean P. Griffiths

Gibson, Dunn & Crutcher LLP

200 Park Ave., 47th Floor

New York, New York 10166

Brian Lane

Gibson, Dunn & Crutcher LLP

1050 Connecticut Ave., N.W.

Washington, D.C. 20036